Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010-3629

Leerink Swann, LLC

201 Spear Street, 16th Floor

San Francisco, CA 94105

November 27, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Riedler, Assistant Director

Re:	Xencor, Inc.
Registration Statement on Form S-1
Registration File No. 333-191689

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of Xencor, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM Eastern Time on December 2, 2013, or as soon thereafter as practicable or at such other time as the Company or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several Underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus:

(i)                                     Dates of distribution: November 4, 2013 through the date hereof

(ii)                                  Number of prospective underwriters to which the preliminary prospectus was furnished: 3

(iii)                               Number of prospectuses furnished to investors: approximately 2,400

(iv)                              Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 55

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
LEERINK SWANN, LLC

Acting severally on behalf of themselves and the
several Underwriters

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Charles W. Newton
Name: Charles W. Newton
Title: Managing Director

By:	LEERINK SWANN, LLC

By:	/s/ Bryan Giraudo
Name: Bryan Giraudo
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]